LUSE GORMAN POMERENK & SCHICK
A PROFESSIONAL CORPORATION
ATTORNEYS AT LAW
5335 WISCONSIN AVENUE, N.W., SUITE 780
WASHINGTON, D.C. 20015

TELEPHONE (202) 274-2000
FACSIMILE (202) 362-2902
www.luselaw.com

WRITER’S DIRECT DIAL NUMBER	WRITER’S E-MAIL
(202) 274-2008	aschick@luselaw.com

December 5, 2012

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Attn.:	Todd K. Schiffman

Re:	Cheviot Financial Corporation (Registration No. 333-176793)
Registration Statement Post-Effective Amendment

Dear Mr. Schiffman:

On behalf of Cheviot Financial Corporation, (the “Company”), we are transmitting this letter relating to the above-referenced filing made with the Securities and Exchange Commission (“SEC”) on November 28, 2012. This filing was erroneously designated with the submission type “S-1/A” rather than “POS AM.”

By this letter we are withdrawing the above-referenced amendment filing and have already re-filed it with the submission type “POS AM” on December 5, 2012, with no further changes.

Should you have any questions with respect to the foregoing, please feel free to call me at 202-274-2008.

Respectfully,

/s/ Alan Schick

Alan Schick